SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                   FORM 12B-25

                                              Commission File Number   [0-19086]

                           NOTIFICATION OF LATE FILING

(Check  One):   __Form  10-K   __Form  11-K __Form  20-F    X Form  10-Q

For  Period  Ended:  March  31,  2002
                     ----------------
__Transition  Report  on  Form  10-K   __Transition  Report  on  Form  10-Q
__Transition  Report  on  Form  20-F   __Transition  Report  on  Form  N-SAR
__Transition  Report  on  Form  11-K
For  the  Transition  Period  Ended:_____________________

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                         PART I.  REGISTRANT INFORMATION

Full  name  of  registrant  GOURMET  GROUP,  INC.
                            ---------------------
Former  name  if  applicable
Address  of  principal  executive  office  (Street  and  number)
 1  Chisholm  Trail
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City,  State  and  Zip  Code    Buda,  Texas  78610
                             ----------------------

                        PART II.  RULE 12B-25 (B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

 X   (a)    The reasons described in reasonable detail in Part III of this form could  not  be  eliminated  without  unreasonable  effort  or  expense;

 X   (b)    The subject annual report, semi-annual report, transition report on
Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 X   (c)    The  accountant's  statement  or  other  exhibit  required  by Rule
12b-25(c)  has  been  attached  if  applicable.

                              PART III.  NARRATIVE
State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     On May 4, 2002 the Registrant dismissed Arthur Andersen LLP ("Arthur Andersen") as the Company's independent accountants. The dismissal of the Company's independent accountants has prevented the Company from completing its financial audit for the period ending March 31, 2002 in a timely manner. The Registrant's Audit Committee has solicited proposals from various regional independent accountants. At time of filing this notification the Registrant has not engaged the services of an independent accountant.

                           PART IV.  OTHER INFORMATION
     (1) Name and telephone number of person to contact in regard to this notification
Fredrick  Schulman     (512)                    295-3020
------------------     -----                     --------
(Name)               (Area  code)          (Telephone  number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 X Yes      No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  X Yes     No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Registrant expects net sales of approximately $1,500,000 for the third fiscal quarter ended March 31, 2002 versus net sales of $1,900,000 for the same period ended March 31, 2001. The Registrant also expects a net loss of approximately $300,000 for the third fiscal quarter ended March 31, 2002 versus net loss of $174,000 for the same period ended March 31, 2001. The increase in the Registrant's net loss was primarily due to the increase in the Company's reserve for allowance based upon the Company's continuing assessment of uncollectable events.

                            GOURMET  GROUP,  INC.
                           ---------------------
                  (Name of registrant as specified in charter)
Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date     March  16,  2002          By /s/ Steven G. Weisman
         ----------------            -------------------------------------------
                                   Steven  G. Weismann, Chief Financial Officer